INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

June 13, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-264516)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeff Long of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 19, 2022, and Ms. Samantha Brutlag of the staff of the Commission by telephone on May 26, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of The SPAC and New Issue ETF, The De-SPAC ETF, The Short De-SPAC ETF, FOMO ETF, Revere Sector Opportunity ETF and Tuttle Capital Short Innovation ETF (together, the “Target Funds”), each a series of the Collaborative Investment Series Trust, into the AXS SPAC and New Issue ETF, AXS De-SPAC ETF, AXS Short De-SPAC Daily ETF (formerly, AXS Short De-SPAC ETF), AXS FOMO ETF, AXS Revere Sector Opportunity ETF and AXS Short Innovation Daily ETF (formerly, AXS Short Innovation ETF) (together, the “Acquiring Funds”), each a newly-created series of the Trust. The Target Funds and the Acquiring Funds are referred to herein as the “Funds.” This filing is being made for purposes responding to comments received on Pre-Effective Amendment No. 1 to the Registration Statement.

The Registrant would like to inform the staff that the proposed reorganization of the Revere Sector Opportunity ETF into the AXS Revere Sector Opportunity ETF will not proceed; therefore, the comments given with respect to the Revere Sector Opportunity ETF and AXS Revere Sector Opportunity ETF are not addressed in this response letter and the proposed reorganization will not be included in Pre-Effective Amendment No. 2.

Responses to all of the comments are included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 2. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 288 (“PEA No. 288”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on April 1, 2022.

Response: The Registrant has incorporated all applicable revisions from PEA No. 288 into the Registration Statement.

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2.	Item 14 of Form N-14 requires that financial statements and schedules be shown in accordance with Regulation S-X for the periods specified in Article 3 of Regulation S-X. The annual report for the Funds will expire or become stale on June 2, 2022 (i.e., the financial statements provided in the filing will exceed 245 days). Please add the March 31, 2022, unaudited financial statements to the Pre-Effective Amendment No. 2 and include the Semi-Annual Report to Shareholders of the Acquired Funds dated March 31, 2022 to the list of documents that have been previously mailed to shareholders. The addition of March 31, 2022 unaudited financial statements may also affect other disclosures in the Combined Proxy Statement and Prospectus that will need to be updated accordingly.

Response: Pre-Effective Amendment No. 2 contains updated financial statements and other updated financial information in order to comply with the requirements of Item 14 of Form N-14.

Questions & Answers (“Q&A”)

3.	In the question “Do the Funds have similar fees?” please revise the disclosure to: (i) clarify that the management fee for the AXS Short Innovation Daily ETF will be the same as the management fee for the Tuttle Capital Short Innovation ETF for the two year period following the Reorganization (e.g., move the second sentence to the beginning of the response); (ii) clarify the that the expense cap will stay in the effect for two years from the date of the Reorganization as there is no expense cap in year three following the Reorganization; and (iii) if true, state that the expenses for each of the AXS SPAC and New Issue ETF and AXS Short Innovation Daily ETF will be higher before waivers than the corresponding Target Fund. In addition, please make appropriate changes elsewhere in the Combined Proxy Statement/Prospectus and Statement of Additional Information regarding the management fee for the AXS Short Innovation Daily ETF.

Response: The Registrant has revised the response in the Q&A to provide the information in a table format as noted below. The Registrant has also made appropriate changes elsewhere in the Combined Proxy Statement/Prospectus and Statement of Additional Information regarding the management fee for the AXS Short Innovation Daily ETF.

The Funds’ fees and expenses compare as follows:

Target Fund	Acquiring Fund Management Fee	Acquiring Fund Total Annual Fund Operating Expenses (Before Waivers)	Acquiring Fund Total Annual Fund Operating Expenses (After Waivers)	Expense Limitation Agreement
The SPAC and New Issue ETF	Same as the Target Fund.	The Acquiring Fund is expected to have higher total annual fund operating expenses (before waivers) than the Target Fund.	Expected to be the same as the Target Fund.	Same as the Target Fund for a two-year period following the Reorganization.*
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The De-SPAC ETF	Same as the Target Fund.	The Acquiring Fund is expected to have lower total annual fund operating expenses (before waivers) than the Target Fund.	Expected to be the same as the Target Fund.	Same as the Target Fund for a two-year period following the Reorganization.*
The Short De-SPAC ETF	Same as the Target Fund.	The Acquiring Fund is expected to have lower total annual fund operating expenses (before waivers) than the Target Fund.	Expected to be the same as the Target Fund.	Same as the Target Fund for a two-year period following the Reorganization.*
FOMO ETF	Same as the Target Fund.	The Acquiring Fund is expected to have lower total annual fund operating expenses (before waivers) than the Target Fund.	Expected to be the same as the Target Fund.	Same as the Target Fund for a two-year period following the Reorganization.*
Tuttle Capital Short Innovation ETF	The Acquiring Fund’s management is higher than the management fee for the Target Fund; however, AXS has agreed to cap the management fee to match the management fee of the Target Fund for a two-year period following the Reorganization.	The Acquiring Fund is expected to have higher total annual fund operating expenses (before waivers) than the Target Fund.	Expected to be the same as the Target Fund.	Same as the Target Fund for a two-year period following the Reorganization.*

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~~Except with respect to AXS Short Innovation ETF, each Acquiring Fund will have the same management fee and expense ratio after waivers as the corresponding Target Fund. In addition, AXS has agreed for a period of two years from the date of each Reorganization to maintain the same expense limitation for the corresponding Acquiring Fund.~~

~~With respect to the AXS Short Innovation ETF, the management fee will be higher than the management fee for the Tuttle Capital Short Innovation ETF. However, AXS has agreed to cap the management fee of the AXS Short Innovation ETF to 0.65% of the Fund average daily nets assets for a period of two years from the date of the Reorganization. If this management fee expense cap is not renewed after the two-year period, the management fee will be higher than the management fee for the Tuttle Capital Short Innovation ETF. Additionally, AXS has agreed to cap the overall operating expenses of the Fund at 0.75% of the Fund’s average daily net assets for a period of two years from the date of the Reorganization. The Tuttle Short Innovation ETF currently has an overall operating expense cap in place at 0.75% of the Fund’s average daily net assets until March 31, 2023.~~

*After the initial two year term of the operating expense limitation agreement, it will automatically renew for each Acquiring Fund for an additional one year period unless sooner terminated by the Acquiring Fund’s advisor upon 60 days written notice, subject to the consent of the IMST II board. Each Acquiring Fund’s operating expense limitation agreement is intended to continue for the foreseeable future.

The Registrant notes that the previous disclosure with respect to the expense cap for the AXS Short Innovation Daily ETF increasing to 0.95% after the two-year period following the Reorganization has been removed throughout the Registration Statement.

4.	The response to the question “Will the Board and Fund Service Providers Change?” indicates there will be a change in the Funds’ auditor following the Reorganization. Please confirm that the required disclosure regarding the change in auditor will be provided in the Acquiring Fund’s first shareholder report that is issued subsequent to the Board’s approval of the change in accountant in accordance with the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants. In addition, please provide the auditors’ consent in the next Pre-Effective Amendment filing.

Response: The Registrant confirms that the Acquiring Funds will provide the required disclosures in their first shareholder report following the Reorganization and otherwise comply with the requirements outlined in the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants. In addition, the Registrant will include the auditor consents as exhibits to Pre-Effective Amendment No. 2.

Combined Proxy Statement/Prospectus

5.	The penultimate paragraph under “Overview” which discusses the Board’s considerations in approving the Reorganization, states “…with respect to the Tuttle Capital Short Innovation ETF, AXS has agreed for a period of two years from the date of each Reorganization to maintain the same expense limitation for each Acquiring Fund currently in place for the corresponding Target Fund.” Please revise this disclosure to state that although management fees are higher for the AXS Short Innovation Daily ETF, AXS has agreed to a management fee that is the same as the management fee for the Tuttle Capital Short Innovation ETF for a period of two years following the Reorganization.

Response: The Registrant has revised the disclosure as follows:

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(5) the investment advisory fees for each Target Fund (except the Tuttle Capital Short Innovation ETF) and the corresponding Acquiring Fund are the same, and with respect to the Tuttle Capital Short Innovation ETF, although the management fee for the AXS Short Innovation Daily ETF is higher than the Tuttle Capital Short Innovation ETF, AXS has agreed to a management fee that is the same as the Target Fund for a period of two years from the date of the Reorganization.

6.	With respect to Fund, please confirm that any waivers/recoupments of the Target Funds will not carry over to the Acquiring Funds following the Reorganization.

Response: The Registrant so confirms.

7.	In the fees and expenses table for The SPAC and New Issue ETF and AXS Short Innovation Daily ETF, “other expenses” for the Acquiring Fund are higher than the other expenses of the Target Fund. Please consider adding disclosure to respective footnote explaining why those expenses are higher for the Acquiring Fund.

Response: The fees and expenses tables were prepared based on the Funds’ information as of December 31, 2021. The Registrant respectfully declines to add additional disclosure explaining why other expenses are higher given that the amounts are currently footnoted to indicate that they are estimated and that such amounts may fluctuate based on the Fund’s assets at the time of the Reorganization.

8.	In the fees and expenses table for each Target Fund, please confirm the footnote regarding the expense cap corresponds to the amount shown in the fee table.

Response: The Registrant has made revisions as necessary.

9.	The current prospectus for the Tuttle Capital Short Innovation ETF shows an additional footnote to the Fees and Expenses table regarding the cost of swaps. Please confirm whether this footnote should be added to the Fees and Expenses Table for the Tuttle Capital Short Innovation ETF/AXS Short Innovation Daily ETF contained in the Registration Statement.

Response: The Registrant has added the following footnote to the Fees and Expenses table for the Tuttle Capital Short Innovation ETF/AXS Short Innovation Daily ETF:

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[2]	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 0.196% for the fiscal year ending September 30, 2022.

10.	Under “Comparison of Investment Advisory and Sub-Advisory Agreements – Investment Advisory Agreements” please review the disclosure contained the fifth paragraph which contains references to tables. Revisions may be necessary regarding these cross references.

Response: The Registrant has revised the fifth paragraph as follows:

Pursuant to the AXS Advisory Agreement, AXS will receive an annual management fee from each Acquiring Fund as set forth in the table below. With respect to each Acquiring Fund other than the AXS Short Innovation Daily ETF, each Acquiring Fund’s management fee is the same as the management fee Tuttle Capital currently receives from the corresponding Target Fund. With respect to the AXS Short Innovation Daily ETF, AXS has agreed to cap the management fee to match the management fee of the Target Fund for a two-year period following the Reorganization.

Acquiring Fund Annual Fee (as a % of Average Daily Net Assets)
AXS SPAC and New Issue ETF	0.83%
AXS De-SPAC ETF	0.75%
AXS Short De-SPAC Daily ETF	0.90%
AXS FOMO ETF	0.80%
AXS Short Innovation Daily ETF	0.75%[1]

1 AXS has agreed to cap the management fee to 0.65% for a period of two years from the date of the Reorganization. After the two-year period, the management fee will be 0.75%.

AXS has contractually agreed for a period of two years after the Reorganizations to waive its fees and/or pay for operating expenses of the Acquiring Funds to ensure that the total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed each Acquiring Fund’s average daily net assets set forth in the table below.

Acquiring Funds	Expense Limit*
AXS SPAC and New Issue ETF	0.95%
AXS De-SPAC ETF	0.75%
AXS Short De-SPAC Daily ETF	0.95%
AXS FOMO ETF	0.90%
AXS Short Innovation Daily ETF	0.75%
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*Each expense limit is effective for a two-year period from the date of the Reorganization and it may be terminated before that date only by IMST II’s Board of Trustees.

11.	Under the section entitled “Background and Trustees’ Considerations Relating to the Proposed Reorganization” please confirm the information contained in the paragraph “Relative Expense Ratios” is accurate. Supplementally inform the staff whether the Board considered inaccurate information regarding the fees and expenses for the Target Funds.

Response: The Registrant confirms that the fees and expenses for the Acquiring Funds showed that the total annual fund operating expense ratio before waivers for the AXS SPAC and New Issue ETF and AXS Short Innovation Daily ETF are higher than their respective Target Fund and that the board of the Target Funds did receive accurate information.

The Registrant has revised the disclosure as follows:

Relative Expense Ratios. The Board reviewed information regarding comparative expense ratios (current and pro forma expense ratios are set forth in “Comparison of the Fees and Expenses” section above), which indicated that except with respect to the AXS SPAC and New Issue ETF and AXS Short Innovation Daily ETF, each Acquiring Fund’s estimated total annual fund operating expense ratio before waivers is expected to be ~~the same as or~~ lower than the corresponding Target Fund’s total annual fund operation expense ratio before waivers. The Board also noted that AXS had agreed to enter into an expense limitation agreement with the Acquiring Funds that would cap the Acquiring Funds’ total annual operating expenses at the same rates as the Target Funds’ current expenses for a period of two years from the date of the Reorganization and therefore, the Target Fund shareholders should not experience an increase in the cost of their investment as a result of the Reorganization. With respect to the AXS Short Innovation Daily ETF, the Board noted that although the management fee will be increasing ~~higher than the management fee for the Tuttle Capital Short Innovation ETF~~,~~; however,~~ AXS agreed to cap the management fee of the AXS Short Innovation Daily ETF to 0.65% of the Fund’s average daily net ~~nets~~ assets for a period of two years from the date of the Reorganization, which is the same management fee for the Tuttle Capital Short Innovation ETF.

12.	Please provide the Funds’ Capitalization Table as of a date within 30 days of the next Pre-Effective Amendment filing.

Response: The Registrant has revised the Capitalization Tables as follows:

The following table sets forth the unaudited capitalization of each Target Fund as of June 3, 2022, and the pro forma capitalization of each Acquiring Fund as if the Reorganization had occurred on such date. The following is for informational purposes only. No assurance can be given as to how many shares of the Acquiring Fund will be received by the shareholders of the Target Fund on the date the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of the Acquiring Fund that actually will be received on or after such date.

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	The SPAC and New Issue ETF	Pro Forma AXS SPAC and New Issue ETF
Net Assets	$38,420,760	$38,420,760
Shares Outstanding	1,400,000	1,400,000
Net Asset Value per Share	$27.44	$27.44

	The De-SPAC ETF	Pro Forma AXS De-SPAC ETF
Net Assets	$1,199,725	$1,199,725
Shares Outstanding	125,000	125,000
Net Asset Value per Share	$9.60	$9.60

	The Short De- SPAC ETF	Pro Forma AXS Short De-SPAC Daily ETF
Net Assets	$18,372,400	$18,372,400
Shares Outstanding	400,000	400,000
Net Asset Value per Share	$45.93	$45.93

	FOMO ETF	Pro Forma AXS FOMO ETF
Net Assets	$5,777,700	$5,777,700
Shares Outstanding	300,000	300,000
Net Asset Value per Share	$19.26	$19.26

	Tuttle Capital Short Innovation ETF	Pro Forma AXS Short Innovation Daily ETF
Net Assets	$492,767,888	$492,767,888
Shares Outstanding	7,875,000	7,875,000
Net Asset Value per Share	$62.57	$62.57

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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